Exhibit 12.1

ON DECK CAPITAL, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Year Ended December 31,
	2012	2013	2014	2015	2016
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$(16,844)	$(24,356)	$(18,708)	$(2,231)	$(85,482)
Plus: fixed charges	8,624	15,289	18,356	22,052	35,273
Total Earnings	(8,220)	(9,067)	(352)	19,821	(50,209)

Fixed Charges:
Interest expensed and capitalized	8,382	14,767	17,598	20,550	32,862
Estimate of interest within rental expense (1)	242	522	758	1,502	2,411
Total Fixed Charges	8,624	15,289	18,356	22,052	35,273

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (2)	—	—	—	—	—

Deficiency (3)	$16,844	$24,356	$18,708	$2,231	$85,482

(1) Management believes that one-third of total rental expense is a reasonable estimate of interest within rental expense.
(2) For each of the periods presented, the Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends were the same and therefore are not being presented separately.
(3) Our earnings were insufficient to cover fixed charges for each of the periods presented. For the years ended December 31, 2012, 2013, 2014, 2015 and 2016, we would have needed to generate additional earnings in the amounts as presented in the table for the respective periods to achieve a ratio of 1:1 in each of those periods.